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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of April, 2003

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |_|     Form 40-F |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_|      No |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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                                SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 AT&T CANADA INC.
                                 (Registrant)


Date: April 29, 2003             By:   /s/ Scott Ewart
                                    ---------------------------------------
                                 Name:  Scott Ewart
                                 Title: Senior Vice President, General Counsel,
                                        Secretary & Chief Privacy Officer



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                                                                       [LOGO]

            AT&T CANADA WELCOMES RECOMMENDATION ON FOREIGN INVESTMENT

TORONTO, April 28, 2003 -- AT&T Canada Inc. (TSX: TEL.A, TEL.B; NASDAQ:
ATTC, ATTCZ), Canada's largest competitor to the incumbent telecom companies, today welcomed the Standing Committee for Industry Science and Technology's recommendation to remove foreign investment restrictions in Canada's telecommunications industry.

John McLennan, AT&T Canada's Vice Chairman and CEO, said, "We welcome the Committee's recommendation to adopt a more open approach to foreign investment in the telecom sector. Today's announcement reflects the sentiment of the overwhelming majority of witnesses who called for liberalization of these rules during the public hearings of recent months.

"The Committee clearly recognized that foreign investment restrictions had a disproportionately negative impact on new entrants. Implementing the Committee's recommendations and removing the restrictions will significantly improve the ability of competitors to the former monopoly providers to pursue sources of investment capital they cannot access under the current rules. The recommendations tabled today will, when enacted, help to generate economic activity and to advance the government's stated goals of growth, investment and innovation.

"It is now up to the Government of Canada to demonstrate its understanding of the significant obstacle the current restrictions pose to competitors like AT&T Canada. The Government has declared its commitment to 'smart regulation'. The Committee and the telecommunications industry have now clearly indicated that the smart thing is to remove the restrictions.

"The Government can and should move quickly to act on the Committee's recommendations. It can and should introduce the legislative and regulatory measures that will remove the restrictions. There is no reason why these changes have to await the selection of a new Prime Minister or the results of the next general election. Action can and should be taken now.

"Canadians and the Canadian economy will be the ultimate winners under a liberalized foreign investment climate," McLennan added. "The removal of restrictions recommended today will encourage a greater choice of suppliers, more innovative products and services, and competitive prices.

"While the Committee's recommendations are most welcome, action will speak more loudly than words. We encourage the Government to move as quickly as possible to enact the legislative and regulatory changes that will bring these recommendations to life."


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ABOUT THE COMPANY: AT&T Canada is the country's largest competitor to the incumbent telecom companies. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. AT&T Canada Inc. is a public company with its stock traded on the Toronto Stock Exchange under the symbols TEL.A and TEL.B, and the NASDAQ National Market System under the symbols ATTC and ATTCZ. Visit AT&T Canada's website, www.attcanada.com [http://www.attcanada.com] for more information about the company.

NOTE FOR INVESTORS: This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained in the Company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

                                      -30-

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

MEDIA:
May Chong, 416-345-2342, may.chong@attcanada.com

INVESTORS AND ANALYSTS:
Brock Robertson, 416-345-3125, brock.robertson@attcanada.com
Dan Coombes, 416-345-2326, dan.coombes@attcanada.com